Exhibit 99.2

RP® FINANCIAL, LC.
Financial Services Industry Consultants

June 20, 2008

Board of Directors

Campello Bancorp

The Community Bank

1265 Belmont Street

Brockton, Massachusetts 02301

Re:	Plan of Conversion and Reorganization
Campello Bancorp
The Community Bank

Members of the Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Campello Bancorp (the “MHC” or the “Company”), the mutual holding company parent of The Community Bank, Brockton, Massachusetts (“Community Bank” or the “Bank”). The Plan provides for the conversion of the Mutual Holding Company into the capital stock form of organization. Pursuant to the Plan, the MHC will be merged into the Bank and the MHC will no longer exist. The Company, a Massachusetts corporation, which owns 100% of the Bank, will be succeeded by a new Maryland corporation with the same name. When the conversion is completed, all of the capital stock of Community Bank will be owned by Campello Bancorp, Inc., (“CBI”) the newly formed Maryland-chartered holding company, and all of the common stock of CBI will be owned by public stockholders.

We understand that in accordance with the plan of conversion, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) the Bank’s Eligible Account Holders; (2) Supplemental Eligible Account Holders; (3) Employee Stock Ownership Plan; and (4) Employees, Officers and Directors of Community Bank and the MHC and Corporators of the MHC. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)	the subscription rights will have no ascertainable market value; and

(2)	the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company’s value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,
RP® FINANCIAL, LC.

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